# HestiaNYC Corp



# ANNUAL REPORT

1673 Lexington Ave.

New York, NY 10029

(646) 590-3324

[BakedCravings.com](BakedCravings.com)

This Annual Report is dated April 26, 2022.

**BUSINESS**

The Company's Business:

HestiaNYC (d/b/a Baked Cravings) is a corporation organized in under the laws of the state of New York. The Company was incorporated on February 10, 2017, and shortly thereafter filed for and was granted an Assumed Named of Baked Cravings.

Over the last five years, Baked Cravings founder Craig Watson has become a leader and the first minority to open a 100% peanut-free and tree nut-free bakery. His mission is to make sure that even if you have a food allergy you can enjoy premium great tasting treats. Since then, Baked Cravings has won three Best of Manhattan Awards in the category of the bakery. Baked Cravings has achieved such praise by not only offering awesome tasting treats but priding itself on great customer service. HestiaNYC also has a trademark in place for the name BAKED CRAVINGS.

Business Model:

REBRANDING FOR GROWTH: After a great trial run with Amazon Fresh, Baked Cravings has been selected for ultra-growth with all of Amazon's many outlets. Amazon's initial PO from 2021 totaled $180,000. While conversations continue, Amazon has noted with expanded reach and company ability to keep items in stock. We believe that Amazon's commitment to diversity inclusion could lead to a significant increase in our POs in the near future.

To this point, Baked Cravings has begun to onboard new consumer packaging made for retail shelves that will stand up to any brand. Also, with the company onboarding to HSN (Home Shopping Network), we expect our brand awareness to increase significantly in 2022.

PRODUCTS SELECTED TO SPEARHEAD GROWTH: We believe Baked Cravings will become a household name with sleek cookie packaging that screams grab me off the shelf. Cake in a Cup will continue to be a conversation starter with its new redesigned packaging.

RETAIL: Baked Cravings retail store opened in 2017 in East Harlem. Many of the products are tested for consumer satisfaction at the location. Locally Baked Cravings offers in-store pick-up as well as delivery. The majority of orders are for classroom events where only treats from a 100% dedicated bakery can enter a school. This strategy as a point of entry has been very successful. But to continue to grow and fully seize the huge opportunities that arise Baked Cravings will require a bigger production facility.

ONLINE: Baked Cravings has a unique line of baked treats that ships nationally. This ability allows them to have a broader reach and continue to connect with their core audience (food allergy consumers) but also doesn't limit the treats' desirable taste as noted via the awards received.

GIFTING: Continues to spur growth. In fact, Baked Cravings corporate gifting has so much more room for growth. Clients include Facebook, Comcast, AT&T, Bright Horizon, Shopify, H & M, Bloomberg, NY Yankees, Van Cleef & Arpels to name just a few.

**Previous Offerings**

The Company's Business:

HestiaNYC (d/b/a Baked Cravings) is a corporation organized in under the laws of the state of New York. The Company was incorporated on February 10, 2017, and shortly thereafter filed for and was granted an Assumed Named of Baked Cravings.

Over the last five years, Baked Cravings founder Craig Watson has become a leader and the first minority to open a 100% peanut-free and tree nut-free bakery. His mission is to make sure that even if you have a food allergy you can enjoy premium great tasting treats. Since then, Baked Cravings has won three Best of Manhattan Awards in the category of the bakery. Baked Cravings has achieved such praise by not only offering awesome tasting treats but priding itself on great customer service. HestiaNYC also has a trademark in place for the name BAKED CRAVINGS.

Business Model:

REBRANDING FOR GROWTH: After a great trial run with Amazon Fresh, Baked Cravings has been selected for ultra-growth with all of Amazon's many outlets. Amazon's initial PO from 2021 totaled $180,000. While conversations continue, Amazon has noted with expanded reach and company ability to keep items in stock. We believe that Amazon's commitment to diversity inclusion could lead to a significant increase in our POs in the near future.

To this point, Baked Cravings has begun to onboard new consumer packaging made for retail shelves that will stand up to any brand. Also, with the company onboarding to HSN (Home Shopping Network), we expect our brand awareness to increase significantly in 2022.

PRODUCTS SELECTED TO SPEARHEAD GROWTH: We believe Baked Cravings will become a household name with sleek cookie packaging that screams grab me off the shelf. Cake in a Cup will continue to be a conversation starter with its new redesigned packaging.

RETAIL: Baked Cravings retail store opened in 2017 in East Harlem. Many of the products are tested for consumer satisfaction at the location. Locally Baked Cravings offers in-store pick-up as well as delivery. The majority of orders are for classroom events where only treats from a 100% dedicated bakery can enter a school. This strategy as a point of entry has been very successful. But to continue to grow and fully seize the huge opportunities that arise Baked Cravings will require a bigger production facility.

ONLINE: Baked Cravings has a unique line of baked treats that ships nationally. This ability allows them to have a broader reach and continue to connect with their core audience (food allergy consumers) but also doesn't limit the treats' desirable taste as noted via the awards received.

GIFTING: Continues to spur growth. In fact, Baked Cravings corporate gifting has so much more room for growth. Clients include Facebook, Comcast, AT&T, Bright Horizon, Shopify, H & M, Bloomberg, NY Yankees, Van Cleef & Arpels to name just a few.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2021 Compared to 2020

Circumstances that led to the performance of financial statements:

The year ended December 31, 2020, compared to the year ended December 31, 2021
Revenue
Revenue for fiscal year 2021 was $1,038,376, compared with $125,000. 2021 Sales seen a sharp increase from Amazon vendor orders. 2022 projections include new sales ignited via a partnership with Bright Horizon the largest provider of employer-sponsored child care.
Cost of sales

The cost of sales in 2021 was $597,802, an increase from 2020 costs of $ 41,615. Gross margins
2020 gross profit was $83,385 in 2020, compared with $440,574 in 2021. We increased our margins in 2021 and believe that trend will continue in the current year.
Expenses
Expenses in 2020 totaled $105,000,2021 was $388,754. This was a result of increased sales and marketing expenses. We believe we were still able to make significant progress and have grown during this time.

Historical results and cash flows:

Expenses of note were an increase in the cost of goods, labor and growth expenses related to growing company revenue.
The Company is currently in the growth stage and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the increase in demand will require cash outlays for materials, labor, and infrastructure.
Past cash was primarily generated through sales and owner investment. Our goal is to continue to grow at a respectable and controllable rate. The company expects future cashflows to increase based on new sales and increased vendor purchase orders.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $167,278.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Accion East

Amount Owed: $5041

Interest Rate: 9.99%

Maturity Date: 11/8/202

Creditor: Rui Kojima

Amount Owed: $8,000

Interest Rate: 0.0%

Maturity Date: Feb 2022

Creditor: Equipment Loan

Amount Owed: $10,637

Interest Rate: 0.0%

Maturity Date: 1/2/2023


Creditor: Paypal

Amount Owed: $4,100

Interest Rate: 23.99%

Maturity Date: 5/19/2022


Creditor: SBA

Amount Owed: $292,035

Interest Rate: 3.75

Maturity Date: 5/25/2050


Creditor: Umez Loan

Amount Owed: $49,992

Interest Rate: 3.0%

Maturity Date: 1/1/2026


## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Craig Watson, MBA

Craig Watson, MBA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: February 15, 2017 - Present

Responsibilities: The Chief Executive Officer is responsible for performing duties to highest-ranking. His duties include overseeing operations, marketing, branding, communication between investors and making important decisions. Currently does not take a salary for this role.

Position: Founder

Dates of Service: February 15, 2017 - Present

Responsibilities: Develop concept and go-to-market strategy.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Craig Watson

Amount and nature of Beneficial ownership: 3,600,000

Percent of class: 100.0

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

Common Stock

The amount of security authorized is 4,000,000 with a total of 3,600,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Such risk can be external vendors not paying open invoices. Cost associated with raw materials.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

HestiaNYC Corp. was formed on 02-17-2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HestiaNYC Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

**We rely on third parties to provide services essential to the success of our business**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Operational Risk

Other risks to understand can be operational risks such as equipment outages, rising labor rates, mandatory shutdowns due to covid. Delays in production due to supplier materials being out of stock.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

**HestiaNYC Corp**

By   /s/ *Craig Watson*

Name: HestiaNYC Corp

Title:   CEO/Founder

Exhibit A

# FINANCIAL STATEMENTS

# HESTIANYC CORP.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
## *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
HestiaNYC Corp.
New York, New York

We have reviewed the accompanying financial statements of HestiaNYC Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 26, 2022
Los Angeles, California

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 167,278 | $ | 61,695 |
| Acccount receivables, net | | 137 | | 3,468 |
| Inventories | | 4,074 | | 2,250 |
| Prepaids and other current assets | | 27,466 | | 12,055 |
| **Total current assets** | | **198,955** | | **79,468** |
| | | | | |
| Property and equipment, net | | 12,493 | | 14,095 |
| Security deposit | | 18,725 | | 18,325 |
| **Total assets** | $ | **230,173** | $ | **111,887** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Account payables | $ | 14,481 | $ | 6,708 |
| Credit Card | | - | | 40,685 |
| Current portion of loans and notes | | 34,640 | | 41,852 |
| Forward financing | | - | | - |
| Other current liabilities | | 33,156 | | 49,317 |
| **Total current liabilities** | | **82,277** | | **138,562** |
| | | | | |
| Promissory Notes and Loans | | 315,596 | | 93,703 |
| **Total liabilities** | | **397,873** | | **232,265** |
| | | | | |
| **STOCKHOLDERS'  EQUITY** | | | | |
| Common Stock | | 20 | | 20 |
| Additional Paid In Capital | | (135,897) | | (44,529) |
| Retained earnings/(Accumulated Deficit) | | (31,823) | | (75,869) |
| | | | | |
| **Total stockholders' equity** | | **(167,700)** | | **(120,378)** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **230,173** | $ | **111,887** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 1,038,376 | $ | 125,000 |
| Cost of goods sold | | 597,802 | | 41,615 |
| Gross profit | | 440,574 | | 83,385 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 344,526 | | 105,000 |
| Sales and marketing | | 44,228 | | 0 |
| Total operating expenses | | 388,754 | | 105,001 |
| | | | | |
| Operating income/(loss) | | 51,820 | | (21,615) |
| | | | | |
| Interest expense | | 13,345 | | 1,766 |
| Other Loss/(Income) | | (2,794) | | (33,847) |
| Income/(Loss) before provision for income taxes | | 41,269 | | 10,465 |
| Provision/(Benefit) for income taxes | | (2,777) | | 13,094 |
| | | | | |
| **Net income/(Net Loss)** | $ | **44,046** | $ | **(2,629)** |

*See accompanying notes to financial statements.*

## HESTIANYC CORP.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Common Stocks | | Additional Paid In Capital | earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance—December 31, 2019** | 2,000 | **$ 20** | **$ 17,318** | **$ (73,240)** | **$ (55,902)** |
| Capital distribution | | | (61,847) | | (61,847) |
| Net income/(loss) | | | | (2,629) | (2,629) |
| **Balance—December 31, 2020** | 2,000 | 20 | (44,529) | $ (75,869) | **$ (120,378)** |
| Capital distribution | | | (91,368) | | (91,368) |
| Net income/(loss) | | | | 44,046 | 44,046 |
| **Balance—December 31, 2021** | **2,000** | **$ 20** | **$ (135,897)** | **$ (31,823)** | **$ (167,700)** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | 44,046 | $ | (2,629) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 6,038 | | 6,428 |
| Amortization of intangibles | | - | | - |
| Changes in operating assets and liabilities: | | | | |
| Account receivables, net | | 3,330 | | (1,846) |
| Inventory | | (1,824) | | - |
| Prepaid expenses | | (15,411) | | (9,664) |
| Account payables | | 7,773 | | 4,285 |
| Credit Cards | | (40,685) | | 25,881 |
| Other current liabilities | | (16,161) | | 47,582 |
| Security deposit | | (400) | | (9,990) |
| **Net cash provided/(used) by operating activities** | | **(13,293)** | | **60,048** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (4,437) | | (6,352) |
| **Net cash provided/(used) in investing activities** | | **(4,437)** | | **(6,352)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital distribution | | (91,368) | | (61,847) |
| Forward financing | | - | | (13,241) |
| Borrowing on Promissory Notes and Loans | | 214,681 | | - |
| Repayment of Promissory Notes and Loans | | - | | 78,645 |
| **Net cash provided/(used) by financing activities** | | **123,313** | | **3,557** |
| | | | | |
| Change in cash | | 105,583 | | 57,253 |
| Cash—beginning of year | | 61,695 | | 4,442 |
| **Cash—end of year** | $ | **167,278** | $ | **61,695** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 2,538 | $ | 1,766 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

HestiaNYC Corp. was incorporated on February 10, 2017, in the state of New York.  The financial statements of HestiaNYC Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in New York, New York.

The Company is engaged in production of cupcakes in a jar, gourmet popcorn, and bald cupcakes. Our cupcakes and custom cakes are currently a New York City only treat. We ship our treats nationally, offer in-store pick up, as well as provide local delivery throughout Manhattan.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired, or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Equipment | 5-7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

HestiaNYC Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its cupcakes and custom cakes to customers.

**Cost of sales**

Costs of goods sold include the cost of ingredients packaging, supplies, cost of retail product.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $44,228 and $0, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2022, which is the date the financial statements were issued.

## Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | 4,074 | 2,250 |
| **Total Inventories** | **$ 4,074** | **$ 2,250** |

## 4.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Prepaid Expense | 16,174 | 5,916 |
| Accrued expenses | 3,963 | |
| Deferred Tax Assets | 4,328 | 3,518 |
| Loan to SRG Trucking, 3rd party | 3,000 | |
| Prepaid Rent | - | 2,621 |
| **Total Prepaids and other current assets** | $    27,466 | $    12,055 |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Accrued Expenses | 2,969 | 29,591 |
| Tax Liability | 14,645 | 16,969 |
| Sales tax | 1,188 | |
| Accrued interest | 12,573 | 1,766 |
| Other current liabilities | 1,780 | 991 |
| **Total Other Current Liabilities** | $    33,156 | $    49,317 |

## 5.    PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Equipment | $     37,930 | $     33,493 |
| **Property and Equipment, at Cost** | **37,930** | **33,493** |
| Accumulated depreciation | (25,437) | (19,399) |
| **Property and Equipment, Net** | $     12,493 | $     14,095 |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $6,038 and $6,428 respectively.

## 6.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 2,000 shares of Common Shares with a par value of $0.01. As of December 31, 2021, and December 31, 2020, 2,000 shares have been issued and are outstanding.

## 7.    DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Promissory Note- Accion East | $ 10,745 | 9.99% | 10/30/2018 | 11/8/2021 | $ 9 | $ 9 | $ 1,081 | $ - | $ 1,081 | $ 42 | $ 42 | $ 5,041 | $ - | $ 5,041 |
| Loan from Rui Kojima | $ 24,956 | 0.00% | 2/26/2019 | not defined | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ 8,000 | $ - | $ 8,000 |
| Equipment Loan | $ 21,033 | 0.00% | 1/2/2018 | 1/2/2023 | $ - | $ - | $ 4,428 | $ 1,770 | $ 6,198 | $ - | $ - | $ 4,428 | $ 6,209 | $ 10,637 |
| Paypal -Working Capital | $ 4,100 | 23.99% | 6/6/2019 | 5/19/2022 | $ 240 | $ 240 | $ 1,000 | $ - | $ 1,000 | $ - | $ - | $ 2,792 | $ - | $ 2,792 |
| SBA Loan -Chase | $ 28,750 | 1.00% | 4/25/2020 | Paid off | $ - | $ - | $ - | $ - | $ - | $ 189 | $ 189 | $ 18,900 | $ 9,450 | $ 28,350 |
| SBA Loan - after 2nd Modification | $ 292,200 | 3.75% | 5/25/2020 | 5/25/2050 | $ 10,951 | $ 10,951 | $ 17,196 | $ 274,839 | $ 292,035 | $ 1,766 | $ 1,766 | $ 2,691 | $ 78,044 | $ 80,735 |
| BRISC - Umez loan | $ 50,000 | 3.00% | 2/1/2021 | 1/1/2026 | $ 1,373 | $ 1,373 | $ 10,935 | $ 38,987 | $ 49,922 | $ - | $ - | $ - | $ - | $ - |
| **Total** | | | | | $ 12,573 | $ 12,573 | $ 34,640 | $ 315,596 | $ 350,236 | $ 1,997 | $ 1,997 | $ 41,852 | $ 93,703 | $ 135,555 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ 34,640 |
| 2023 | 29,901 |
| 2024 | 29,901 |
| 2025 | 29,901 |
| 2026 | 29,901 |
| Thereafter | 195,992 |
| **Total** | $ **350,236** |

## 8.    INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal, state, and local | $ | 14,645 |
| Foreign | | |
| Total | $ | 14,645 |
| Deferred: | | |
| Federal, state, and local | $ | 4,328 |
| Foreign | | |
| Total non-current expense (benefit) | $ | 4,328 |
| Total | $ | 18,974 |

Deferred tax assets (liabilities) comprised the following

| Deferred Tax Liabilities Comprised of the Following: | | |
|---|---|---|
| Operating Accruals | $ | 4,328 |
| Total | $ | 4,328 |

Total deferred tax assets and deferred tax liabilities were as follows:

| | | |
|---|---|---|
| Current | | |
| Deferred Tax Assets | | |
| Deferred Tax Liabilities | $ | 4,328 |
| Net  current deferred tax liabilities | | 4,328 |

Since the Company has positive income and it expects to continue operating positively, no valuation allowance has been applied against deferred tax assets.

## 9.    RELATED PARTY

There are no related party transactions.

## 10.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On March 16, 2016, the Company entered into a lease agreement with associates to rent premises in New York. The lease expired on March 31, 2022. On August 5, 2020, the Company entered into a lease agreement with 102 St. Mark's Associates LLC to rent premises located in New York. The agreement expires on August 31, 2025. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

| Year | Obligation |
|---|---|
| 2022 | 51,514 |
| 2023 | 41,780 |
| 2024 | 43,036 |
| 2025 | 29,256 |
| Thereafter | 240,034 |
| **Total future minimum operating lease payments** | **$    405,620** |

Rent expenses were in the amount of $90,719 and $49,309 as of December 31, 2021, and December 31, 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 26, 2022, which is the date the financial statements were issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

# CERTIFICATION

I, Craig Watson, Principal Executive Officer of HestiaNYC Corp, hereby certify that the financial statements of HestiaNYC Corp included in this Report are true and complete in all material respects.

_Craig Watson_

CEO/Founder